Exhibit 12.2
DEVELOPERS DIVERSIFIED REALTY CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in Thousands)

	2005	2006 (a)	2007 (a)	2008 (a)	2009
Pretax income (loss) from continuing operations	$249,259	$235,410	$240,373	$(103,634)	$(310,458)

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$176,964	$219,882	$285,390	$286,430	$259,757
Ground Rent 33%	$1,118	$1,319	$1,329	$1,175	$1,589
Preferred Dividends	$55,169	$55,169	$50,934	$42,269	$42,269
Proportionate share of fixed charges of 50% owned joint ventures accounted for using equity method of accounting	$—	$—	$—	$—	$—

Total fixed charges	$233,251	$276,370	$337,653	$329,874	$303,615

Capitalized interest during the period	$(12,672)	$(20,049)	$(28,003)	$(41,062)	$(21,814)
Preferred Dividends	$(55,169)	$(55,169)	$(50,934)	$(42,269)	$(42,269)
Amortization of capitalized interest during the period	$3,750	$4,418	$5,351	$6,720	$7,447
Equity Company Adjustments	$(34,873)	$(30,337)	$(43,229)	$(17,719)	$9,733
Equity Company Adjustments Distributed Income	$34,873	$30,337	$43,229	$17,719	$8,416

Earnings (loss) before income taxes and fixed charges	$418,419	$440,980	$504,440	$149,629	$(45,330)

Ratio of earnings to combined fixed charges and preferred dividends	1.79	1.60	1.49	(b)	(c)

(a)	These periods have been adjusted to reflect the retrospective application of FSP APB 14-1, also known as ASC 470-02, for interest expense related to the Company’s convertible debt.

(b)	Due to the pretax loss from continuing operations for the year ended December 31, 2008, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $180.2 million to achieve a coverage of 1:1 for the year ended December 31, 2008.

The pretax loss from continuing operations for the year ended December 31, 2008 includes consolidated impairment charges of $75.3 million and impairment charges of joint venture investments of $107.0 million that are discussed in the Company’s Current Report on Form 8-K filed on August 10, 2009, which updates certain portions of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

(c)	Due to the pretax loss from continuing operations for the year ended December 31, 2009, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $348.9 million to achieve a coverage of 1:1 for the year ended December 31, 2009.

The pretax loss from continuing operations for the year ended December 31, 2009 includes consolidated impairment charges of $80.6 million, impairment charges of joint venture investments of $184.6 million and losses on equity derivative instruments of $199.8 million that are discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.